FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2003

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X           Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

June 9, 2003

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	17,096,212
ADD:	Stock Options Exercised	15,000
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants	5,000
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	17,116,212

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post Plan
	Stock Options Outstanding — Opening Balance				919,000
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Exercised
Aug.16/99	Richard Mazur	Aug.15/04	$4.40	(5,000)

			SUBTOTAL	(5,000)

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,508,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		0
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		0

All information reported in this Form is for the month of May 2003

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	June 9, 2003

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

March 7, 2003

Item 3.

Press Release

The Issuer issued a press release on March 7, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that results for the first drill hole (B02-01) from the Boka 1 North area have been received. Drill hole B02-01 was drilled at an azimuth of 245 degrees and an inclination of 75 degrees. The hole returned a weighted average grade of 2.9 grams per tonne gold over 116.45 metres within the interval of 39 metres to 155.45 metres and included 25.6 metres of 4.2 grams per tonne gold from 39 metres to 64.6 metres, 8.34 metres of 3.7 grams per tonne gold from 70.96 metres to 79.30 metres and 27.05 metres of 3.1 grams per tonne gold from 128.4 metres to 155.45 metres.

Item 5.

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 28th day of May 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

RESULTS OF DRILL HOLE B02-01

BOKA GOLD PROJECT-YUNNAN PROVINCE, CHINA

March 7, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results for the first drill hole (B02-01) from the Boka 1 North area have been received. Boka 1 North is part of an extensive gold mineralization system extending from Boka 11 in the north to Boka 7 in the south. This mineralized system extends for 5.5 kilometres in a north–south direction and is defined by a very strong gold in soil anomaly and more than 200 tunnels have been excavated in the mineralized zone at various levels along the entire trend. The most extensive tunnelling is evidenced at Boka 1 North and South along a strike length of 1.8 kilometres. This 5.5 kilometre gold system may be much more extensive as a second gold in soil anomaly has been defined by the Company extending to the south and southwest for a further 20 kilometres. The present drilling program is testing the continuity along strike and downdip of the Boka 1 gold mineralization at a drill spacing of 200 metres.

Drill hole B02-01 was drilled at an azimuth of 245 degrees and an inclination of 75 degrees. The hole returned a weighted average grade of 2.9 grams per tonne gold over 116.45 metres within the interval of 39 metres to 155.45 metres and included 25.6 metres of 4.2 grams per tonne gold from 39 metres to 64.6 metres, 8.34 metres of 3.7 grams per tonne gold from 70.96 metres to 79.30 metres and 27.05 metres of 3.1 grams per tonne gold from 128.4 metres to 155.45 metres. The entire mineralized intersection was in oxide material and is 80 metres downdip of the existing tunnels. The mineralization is dipping at approximately 30 degrees to the east and the intersection from drill hole B02-01 is believed to represent the true width of the zone at this location.

Drill holes B02-02 and B03-03 have been logged and sampled and core samples are presently being prepared at Langfang Laboratories, China. Once prepped the pulps will be flown to ALS Chemex in Vancouver for screen fire assay. Drill holes B03-02A, B03-04 and B03-05 are in progress. There are presently three drill rigs operating at Boka and the Company is planning to add a further two drill rigs due to slow drilling in broken ground related to the intense deformation and brecciation that characterizes the mineralization.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulfide breccia (HSB) zones hosted by carbonaceous sediments and, in places, gabbro. The HSB zones have been observed in tunnels XG-13 and XG-15 and previously released results have shown this mineralization to be high grade. The same HSB type material has been intersected in drill holes B03-02A and B03-04.  The general trend of the Boka gold mineralization is north-south, shallow dipping to the east and confined to a highly sheared carbonaceous slate unit. Although the structure is complicated, the mineralization is in general stratabound as interpreted from the drilling to date.

Results of further drill holes will be released when available. The Company is investigating various options to expedite the sample processing procedures, including having an independent qualified prep lab on site at Boka.

The Company is also collecting two 500-kilogram samples of both oxide material and sulphide material to be shipped to Lakefield Research in Ontario, Canada for preliminary metallurgical studies. The oxide material is being collected from the Company’s deep exploration tunnel KD24-13. This exploration tunnel is currently 270 metres long and has intersected oxide mineralization some 300 metres below surface.

Boka is a very large and robust mineralized system that will require extensive drilling to define the limits of the mineralization.

Maps with drill hole locations are available at the Company’s website www.swgold.com.

In February 2003 Stewart Winter, P.Geol, P.Eng, an independent qualified person, examined and sampled the mineralization at Boka 1. His report will be filed with SEDAR early next week.

The Boka project is a Sino-Foreign Cooperative Joint Venture between the Company and Team 209 of the Nuclear Industry of Yunnan Province, China. Southwestern can earn a 90% interest by spending US$ 4 million over 4 years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories. Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC. ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

more…

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 34.3% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

SOUTHWESTERN RESOURCES CORP.

Suite 1650, 701 West Georgia Street

Vancouver, British Columbia, V7Y 1C6

Item 2.

Date of Material Change

May 8, 2003

Item 3.

Press Release

The Issuer issued a press release on May 8, 2003

Item 4.

Summary and Full Description of Material Change

The Company announced that results from the Boka Gold Project, Yunnan Province, China, for diamond drill holes B03-02a (partial), B03-03, B03-04 and B03-05 in the Boka 1 North area have been received. Results of the drillholes received included a weighted average grade of 3.22 grams per tonne gold over 81.4 metres within the interval of 167.1 metres to 248.5 metres in hole B03-04, which bottomed in mineralization.

Item 5.

Full Description of Material Change

See attached Press Release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable.  This report is not being filed on a confidential basis.

Item 7.

Omitted Information

Not applicable.

Item 8.

Senior Officers

Thomas W. Beattie

Vice President, Corporate Development

Telephone:

(604) 669-2525

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

Dated at Vancouver, British Columbia this 28th day of May 2003.

“Thomas W. Beattie”

Thomas W. Beattie,  V.P., Corporate Development

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE 81.44 METRES

OF 3.22 GRAMS PER TONNE GOLD IN HOLE B03-04

May 8, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results from the Boka Gold Project, Yunnan Province, China, for diamond drill holes B03-02a (partial), B03-03, B03-04 and B03-05 in the Boka 1 North area have been received. Boka 1 North is part of an extensive gold mineralization system extending approximately five kilometres from Boka 11 in the north to Boka 7 in the south.

Results of the drillholes received included a weighted average grade of 3.22 grams per tonne gold over 81.4 metres within the interval of 167.1 metres to 248.5 metres in hole B03-04, which bottomed in mineralization. The results of the latest holes for which assays have been received are outlined in the table below:

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-02a	229.8	240.25	10.45	3.21	results pending from 240.25 metres to 398.4 metres
B03-03	40.0	125.3	85.3	1.29	oxide
Including	109.8	122.7	12.9	3.21
B03-04	167.1	248.5	81.4	3.22	oxide plus sulphide
Including	167.1	194.2	27.1	5.92
Including	167.1	177.7	10.6	9.06
Including	194.2	215.6	21.4	1.68
Including	215.6	248.5*	32.9	1.95	*hole bottomed in mineralization
B03-05	83.7	95.5	11.8	3.74	oxide

Hole B03-02 was terminated due to poor core recovery and the hole was redrilled and identified as B03-02a.

Hole B03-05 was drilled at the south end of Boka 1 North and intersected the mineralized horizon from 83.7 metres to 95.5 metres.  At 95.5 metres the hole intersected a strong east-west post-mineralization structure and continued in the structure to the end of the hole at 307 metres.  This section will be redrilled from approximately 150 metres east of the B03-05 collar.

All of the above holes were drilled at an angle of 70 degrees and downhole widths are believed represent a to true width section.

The Company presently is drilling four widely spaced holes in Boka 1 North and Boka 1 South:

Hole B03-06 at Boka 1 South is currently at 484.5 metres and is located about 900 metres south of B03-05.  Variable amounts of sulphide and quartz –carbonate stockwork occur from 154 metres to the present depth of drilling. B03-06 has intersected the mineralized horizon approximately 500 metres downdip from the previously reported tunnels at Boka 1 South.

Hole B03-09 is located about 300 metres northwest of B03-2a and is currently in the mineralized horizon at a depth of 262.6 metres.  Variable amounts of sulphide and quartz –carbonate stockwork occur from a depth of 153 metres.  B03-09 is the first hole to test the Boka 11 Zone and is targeted to intersect the mineralized horizon at approximately 300 metres downdip of the surface tunnels.

Hole B03-08 is located about 600 metres north of B03-06 and is currently in the mineralized horizon at a depth of 197.6 metres with variable quartz-carbonate sulphide mineralization starting at 125 metres.  B03-08 is targeted to intersect the mineralized horizon at approximately 400 metres downdip from the tunnels previously reported.

Hole B03-07 is located 120 metres northeast of hole B03-04 and is currently in the mineralized horizon at a depth of 330 metres.  The quartz-carbonate stockwork and sulphide mineralized zone was intersected at 175 metres in the hole.  B03-07 is approximately 150 metres downdip from B03-04.

A location map with holes completed and in progress can be viewed at the Company’s website www.swgold.com.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulfide breccia zones hosted by carbonaceous sediments and in places by gabbro. The Company recently completed a detailed soil survey between Boka 1 and Boka 11 in the north and Boka 1 and Boka 7 in the south. Results of this survey show a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7. The anomaly is open to the south. The survey was conducted along 200 metre spaced east-west trending lines with samples collected at 100 metre stations.

Results of further drill holes will be released when available. The Company is investigating various options to expedite the sample processing procedures including having an independent qualified prep lab established in Kunming.  The Company has shipped four 200-kilogram samples of both oxide material and sulphide material to SGS-Lakefield Research in Ontario, Canada for preliminary metallurgical studies. The oxide material was collected from the Company’s deep exploration tunnel KD24-13 and tunnel PD-6. The sulphide material was collected from tunnels XG-13 and XG-15 and included carbonaceous material.

Boka is a very large and robust gold system that will require extensive drilling to define the limits of the mineralization. The Company is presently drilling broad spaced holes (150 to 900 metres apart) to test the extent of the Boka mineralized system.

In February 2003 Stewart Winter, P.Geo., an independent qualified person, examined and sampled the mineralization at Boka 1. His report has been filed with the System for Electronic Document Analysis and Retrieval (SEDAR).

The Boka project is a Sino-Foreign Co-operative Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry. Southwestern can earn a 90% interest by spending US$ 4 million over four years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories. Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC. ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification. Sample results are received in batches and not as individual drillholes assays.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high-grade silver project in Peru. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

BOKA GOLD PROJECT, CHINA

LATEST DRILL RESULTS INCLUDE 81.44 METRES

OF 3.22 GRAMS PER TONNE GOLD IN HOLE B03-04

May 8, 2003

Vancouver, B.C. - SOUTHWESTERN RESOURCES CORP. (SWG-TSX) is pleased to announce that results from the Boka Gold Project, Yunnan Province, China, for diamond drill holes B03-02a (partial), B03-03, B03-04 and B03-05 in the Boka 1 North area have been received. Boka 1 North is part of an extensive gold mineralization system extending approximately five kilometres from Boka 11 in the north to Boka 7 in the south.

Results of the drillholes received included a weighted average grade of 3.22 grams per tonne gold over 81.4 metres within the interval of 167.1 metres to 248.5 metres in hole B03-04, which bottomed in mineralization. The results of the latest holes for which assays have been received are outlined in the table below:

HOLE #	INTERSECTION		INTERVAL	ASSAY	COMMENTS
	From (metres)	To (metres)	(metres)	grams per tonne gold
B03-02a	229.8	240.25	10.45	3.21	results pending from 240.25 metres to 398.4 metres
B03-03	40.0	125.3	85.3	1.29	oxide
Including	109.8	122.7	12.9	3.21
B03-04	167.1	248.5	81.4	3.22	oxide plus sulphide
Including	167.1	194.2	27.1	5.92
Including	167.1	177.7	10.6	9.06
Including	194.2	215.6	21.4	1.68
Including	215.6	248.5*	32.9	1.95	*hole bottomed in mineralization
B03-05	83.7	95.5	11.8	3.74	oxide

Hole B03-02 was terminated due to poor core recovery and the hole was redrilled and identified as B03-02a.

Hole B03-05 was drilled at the south end of Boka 1 North and intersected the mineralized horizon from 83.7 metres to 95.5 metres.  At 95.5 metres the hole intersected a strong east-west post-mineralization structure and continued in the structure to the end of the hole at 307 metres.  This section will be redrilled from approximately 150 metres east of the B03-05 collar.

All of the above holes were drilled at an angle of 70 degrees and downhole widths are believed represent a to true width section.

The Company presently is drilling four widely spaced holes in Boka 1 North and Boka 1 South:

Hole B03-06 at Boka 1 South is currently at 484.5 metres and is located about 900 metres south of B03-05.  Variable amounts of sulphide and quartz –carbonate stockwork occur from 154 metres to the present depth of drilling. B03-06 has intersected the mineralized horizon approximately 500 metres downdip from the previously reported tunnels at Boka 1 South.

Hole B03-09 is located about 300 metres northwest of B03-2a and is currently in the mineralized horizon at a depth of 262.6 metres.  Variable amounts of sulphide and quartz –carbonate stockwork occur from a depth of 153 metres.  B03-09 is the first hole to test the Boka 11 Zone and is targeted to intersect the mineralized horizon at approximately 300 metres downdip of the surface tunnels.

Hole B03-08 is located about 600 metres north of B03-06 and is currently in the mineralized horizon at a depth of 197.6 metres with variable quartz-carbonate sulphide mineralization starting at 125 metres.  B03-08 is targeted to intersect the mineralized horizon at approximately 400 metres downdip from the tunnels previously reported.

Hole B03-07 is located 120 metres northeast of hole B03-04 and is currently in the mineralized horizon at a depth of 330 metres.  The quartz-carbonate stockwork and sulphide mineralized zone was intersected at 175 metres in the hole.  B03-07 is approximately 150 metres downdip from B03-04.

A location map with holes completed and in progress can be viewed at the Company’s website www.swgold.com.

Gold mineralization at Boka is associated with quartz-carbonate stockworks and heavy sulfide breccia zones hosted by carbonaceous sediments and in places by gabbro. The Company recently completed a detailed soil survey between Boka 1 and Boka 11 in the north and Boka 1 and Boka 7 in the south. Results of this survey show a prominent gold-in-soil anomaly along a continuous 3,000 metre length between Boka 1 and Boka 7. The anomaly is open to the south. The survey was conducted along 200 metre spaced east-west trending lines with samples collected at 100 metre stations.

Results of further drill holes will be released when available. The Company is investigating various options to expedite the sample processing procedures including having an independent qualified prep lab established in Kunming.  The Company has shipped four 200-kilogram samples of both oxide material and sulphide material to SGS-Lakefield Research in Ontario, Canada for preliminary metallurgical studies. The oxide material was collected from the Company’s deep exploration tunnel KD24-13 and tunnel PD-6. The sulphide material was collected from tunnels XG-13 and XG-15 and included carbonaceous material.

Boka is a very large and robust gold system that will require extensive drilling to define the limits of the mineralization. The Company is presently drilling broad spaced holes (150 to 900 metres apart) to test the extent of the Boka mineralized system.

In February 2003 Stewart Winter, P.Geo., an independent qualified person, examined and sampled the mineralization at Boka 1. His report has been filed with the System for Electronic Document Analysis and Retrieval (SEDAR).

The Boka project is a Sino-Foreign Co-operative Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry. Southwestern can earn a 90% interest by spending US$ 4 million over four years and making a payment of US$ 1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.

All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well-regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to Vancouver, BC for screen fire assay by ALS Chemex Laboratories. Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC. ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification. Sample results are received in batches and not as individual drillholes assays.

The exploration program is being carried out by Dr. Charlie Cheng, PhD (University of British Columbia) under the direct supervision of Mr. John Paterson (Member, AUSIMM-and therefore the competent person for the Project), President of Southwestern Resources Corp.

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the Liam high-grade silver project in Peru. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

Exploration Update

BOKA GOLD PROJECT, YUNNAN PROVINCE, CHINA

May 21, 2003

Vancouver, BC – Southwestern Resources Corporation (SWG-TSX) is pleased to provide the following update on its Boka Gold Project located in northern Yunnan Province, China.  At present, four diamond drill rigs are testing (at roughly 200 metre drill spacing) an extensive sediment-hosted stratabound gold system at Boka 1 North and South.  Within the Boka 1 area, a series of tunnels has defined a gold zone hosted within a discrete structural/stratigraphic horizon in carbonaceous sediments.  Drill results to date at Boka 1 North have shown that this horizon contains significant grades of gold in variable thicknesses up to 116.45 metres.  The Company is mobilizing a fifth drill rig, a portable diamond drill rig, to collar a series of holes in the vicinity of high grade gold mineralization defined in tunnels XG-13 and XG-15 (see News Releases dated January 7 and January 21, 2003).

Core samples from three drill holes are currently at the Langfang laboratory, China, for sample preparation.  All of the remaining split core from hole B03-2a (from 240.25 metres to 398.4 metres) has now been completed.  Holes B03-06 and B03-09 are currently being prepped prior to samples from B03-2a, 06 and 09 being sent to ALS Chemex in Vancouver, Canada for screen-fire assay.  Logging and sampling of Hole B03-07 is just being completed and core samples from this hole will be shipped to Langfang for sample preparation in the next few days.  Drilling on B03-08 continues and holes B03-10, 11 and 12 have been initiated.

Metallurgical test work on four, 200 kilogram mini-bulk samples has commenced at SGS Lakefield Research in Ontario, Canada.  The four samples include heavily oxidized sulphide material from exploration tunnel KD24-13 in a zone grading 17 grams per tonne gold, oxidized quartz carbonate stockwork from tunnel PD-6, high-grade sulphide material from XG-13 and sulphide/graphite material from XG-15.  The full spectrum of metallurgical testing will be carried out and is expected to take six weeks to complete.

This preliminary test program will determine whether there are metallurgical differences between the ore types, and whether the differences could be handled in a single mining process flowsheet.  Once this work has been completed, additional testing, including gravity/flotation concentration tests, will be carried out followed by rheology testing to determine the optimum slurry density for the plant and studies on waste treatment processes.

The President of Southwestern, John Paterson stated “It is evident from drill results and the tunnelling in mineralization that wide sections of significant gold mineralization are present at Boka 1 and recently completed soil surveys by the Company clearly show a five kilometer-long continuous gold zone.  The Company is pleased with the results to date and will continue drilling to determine the limits of this extensive gold system.”

The Boka Gold Project is a Sino-Foreign Joint Venture between the Company and Team 209 of the Yunnan Nuclear Industry.  The Cooperative Joint Venture Company, Yunnan Gold Mountain Mining Co. Ltd., holds the rights to three exploration concessions and three mining leases covering 190 square kilometres.  Southwestern controls the board and management of the Cooperative Joint Venture Company.  Southwestern can earn 70% of Yunnan Gold Mountain Mining Co. Ltd. by spending US $3 million over three years.  The Company can earn a further 20%, for a total of 90%, by spending US $1 million in the fourth year and paying Team 209 US $1.7 million.

Quality Control

Southwestern has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of tunnel and drill core samples.  All samples are shipped directly in security sealed bags to the Langfang Institute of Geochemical and Geophysical Exploration (Certification ISO 9001), a well regarded analytical laboratory in Langfang, Hebei Province, approximately 60 kilometres from Beijing.

Drill core samples are prepped to -10 mesh at the Langfang laboratory and one kilogram split samples are air freighted to ALS Chemex Laboratories in Vancouver, BC for screen-fire assay.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.

Exploration samples are assayed by conventional methods at the Langfang lab and are digested in an aqua regia acid digestion and gold, silver, copper, nickel, arsenic, antimony and bismuth are analyzed by atomic absorption.

The Company submits its own standards as a measure of the accuracy of the analysis. Field duplicates and pulp duplicates are routinely analyzed for precision at ALS Chemex located in Vancouver, BC.

The regional exploration program is being carried out by Dr. Charlie Cheng (PhD University of British Columbia).  The exploration on the main Boka zones is being carried out by Dr. Xianda Wang (PhD University of Saltzberg, Austria), both under the direct supervision of Mr. John Paterson (Member, AUSIMM – the Qualified Person for the Project), President of Southwestern, and is conducted with the assistance and cooperation of Team 209.

…more

Southwestern Resources Corp. is exploring in several countries for precious and base metals including the high grade Liam prospect located in southern Peru. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the corporation's periodic filings with securities regulators. Such information contained herein represents management's best judgement as of the date hereof based on information currently available. The Company does not assume the obligation to update any forward-looking statement.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, VP, Exploration

Southwestern Resources Corp.

1650 – 701 West Georgia Street

Vancouver, BC  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

e-mail: info@swgold.com

Southwestern Discovers New High Grade Oxide

ZINC ZONE NEAR THE ACCHA DEPOSIT, PERU

May 29, 2003

Vancouver, BC – Southwestern Resources Corp. (SWG-T) is pleased to announce that ongoing regional exploration on the Company’s extensive land holdings around the Accha zinc deposit has resulted in the discovery of a new high grade oxide zinc zone.  The Azulcacha prospect, located about 10 kilometres southwest of Accha was discovered by trenching in heavy overburden in the contact zone between altered limestones and diorite.  The zone is about 50 metres wide and based on present data has a strike of 300 metres.  The mineralization may extend further along strike within this contact zone and the Company plans to complete a soil survey and further trenching.  Trench results from the current program are tabled below.  Samples tabulated below are continuous channel samples from one trench.

TRENCH SAMPLE #	Length (metres)	Assay Zinc (percent)
51694	1.20	13.85
51695	1.80	12.10
51696	1.50	20.30
51697	2.00	17.00
51698	1.80	11.95
51699	1.80	16.65

Within the Accha group of properties owned 100% by Southwestern, an indicated and inferred resource of 9 million tonnes grading 9 percent zinc has been defined at Accha and an inferred resource of 20 million tonnes of 4 percent zinc and 3 percent lead at Yanqui.  The resource reported for Yanqui is quoted from a 2001 Pasminco Limited selling document.

The discovery of Azulcacha has increased the potential considerably for further tonnage of high grade zinc mineralization to be defined within this district.

Quality Control

Southwestern Resources Corp. has implemented a quality control program under the supervision of L.D.S. Winter, P.Geo. (qualified person) to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9001:2000 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.  Base metals are analyzed using atomic absorption techniques.

Southwestern Resources Corp. is exploring in several countries for precious and base metals. The Company has a number of significant joint ventures. Southwestern also explores for diamonds through its 33.7% owned affiliate, Canabrava Diamond Corporation.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
John G. Paterson, President or
Daniel G. Innes, VP, Exploration
Thomas W. Beattie, VP Corp. Dev.
Southwestern Resources Corp.
1650 - 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525/Fax (604) 688-5175
Web site: http://www.swgold.com
e-mail: info@swgold.com

Computershare Trust Company of Canada

510 Burrard Street,

Vancouver, BC

V6C 3B9

Tel.: (604) 661-9400 Fax: (604) 683-3694

May 28, 2003

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Southwestern Resources Corp.

We confirm that the following material was sent by pre-paid mail on May 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. First Quarter Report for the three months ended March 31, 2003 including Consolidated

Financial Statements for the three months ended March 31, 2003 and 2002 (Unaudited)

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

”Karen Patrus”

Assistant Account Manager

Stock Transfer, Client Services

Telephone: (604) 661-9504

Fax: (604) 683-3694

TO OUR SHAREHOLDERS

In the first quarter of 2003, extensive exploration continued on the Boka Gold Project in Yunnan Province, China.  The Company also entered into an agreement over an area covering approximately 900 square kilometres in Sichuan Province, China underlain by geological environment similar to that hosting the Boka gold mineralization.  There are presently four diamond rigs operating at Boka along a five kilometre long zone.  Recently completed detailed soil sampling has substantiated the continuity of this gold zone and it is open to the south.  Drill results and visual observations in core have shown that the majority of the gold mineralization is confined within structural/stratabound domain.

Progress continues on the Liam Project in Peru with further definition of high grade silver mineralization associated with diatreme breccias on Cerro Crespo and within the Northern Zone.  An initial 2,000 metre drilling program is planned to commence in the third quarter.

Through its large holdings in Canabrava Diamond Corporation and Aurora Platinum Corp., the Company is indirectly active in Canada exploring for diamonds, gold, platinum-palladium (PGM) and nickel-copper-PGM mineralization, mainly in the provinces of Ontario and Quebec.

Boka Gold Project, Yunnan Province, China

The Boka Gold Project is located about 280 kilometres by road north of the capital city of Kunming in the north-central portion of Yunnan Province.  Gold mineralization occurs within Middle Proterozoic carbonaceous rocks along a five kilometre strike length on the western edge of a north-south trending flat-topped mountain range.  Drilling to date by the Company has shown that the mineralization extends downdip for a minimum of 500 metres.  At present, four diamond drill rigs are testing the continuity of mineralization within this very extensive gold system and the program, with drill hole spacing of about 200 metres, will continue for at least the next 12 months.  Drilling is slow due to the broken nature of the rocks.

During the first quarter, a soil survey was completed between Boka 1 North and Boka 11 and between Boka 1 South and Boka 7.  Results of the survey conclusively show a prominent gold-in-soil anomaly continuous from Boka 1 South to a point 200 metres south of Boka 7.  Within this three kilometre long soil anomaly, tunnels have been excavated at Boka 7 only.  Drilling will test the continuity of mineralization associated with this anomaly.  The gold-in-soil anomaly is associated with anomalous arsenic, nickel copper and silver reflecting the nature of trace element geochemistry within the known gold zones.

Sichuan Joint Venture, Sichuan Province, China

To the north and west of Boka within Sichuan Province, several areas totaling approximately 900 square kilometres underlain by very similar geology as that at Boka are within a cooperative research area agreement between the Company and the Sichuan MGMR.  Exploration concessions granted and under application cover numerous known copper-gold and gold prospects occurring within carbonaceous rocks of the same formation as that hosting the gold mineralization at Boka.  The Company is committed to spend US$100,000 on exploration in 2003 and if results are positive then a Sino-Foreign Joint Venture will be formed and Southwestern can earn an 80% interest by spending US$3 million over three years.  Exploration work has commenced and will include detailed stream sediment sampling, evaluation of known prospects, detailed mapping and follow-up soil sampling.

Liam Project, Peru

The Liam Project is 100% owned by Southwestern and located approximately 190 kilometres northwest of the city of Arequipa.

A detailed mapping and sampling program was completed on the upper portion of Cerro Crespo between altitudes of 5,370 metres and 5,150 metres.  Results of this sampling have shown that Cerro Crespo is underlain by several types of breccia zones within an extensive high sulphidation alteration system containing high grade silver mineralization with subordinate gold.  To the northeast of Cerro Crespo, a second high grade silver zone was discovered in similar breccias to those found on Cerro Crespo.  This zone is being sampled in detail.  Preparations are being made to start a first phase drilling program on Cerro Crespo in the third quarter.  Based on sampling to date, Liam has a high potential to host a bulk mineable silver deposit.  Preliminary metallurgical studies have shown the material to be amenable to leaching.

Canadian Projects

Indirectly through its share ownership of Canabrava Diamond Corporation and Aurora Platinum Corp., the Company is exploring in Ontario and Quebec for diamonds, gold, platinum-palladium (PGM) and nickel-copper-PGM deposits.  Several projects are well advanced, especially the Foy and Footwall projects in Sudbury.  High grade nickel-copper-PGM mineralization in massive sulphide has been intersected in the Foy Offset Dyke and borehole geophysics has delineated an impressive conductive zone to be tested in the third quarter.  These subsidiaries have numerous other projects that will be at the drilling stage later this year.

John G. Paterson – PRESIDENT

MANAGEMENT’S DISCUSSION AND ANALYSIS

Of Financial Condition and Results of Operations

March 31, 2003 and 2002

Description of Business

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver and base metals primarily in Peru and China.  The Company conducts its exploration independently as well as through joint venture agreements with third parties, referred to as joint ventures, whereby the third party earns an interest in the Company’s property by fulfilling terms as outlined in the agreement.  The majority of joint venture agreements are structured in such a way so as to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time.  Typically, the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.  The Company is also involved in exploration through option or earn-in agreements whereby it provides 100% of the funding in order to earn a controlling interest in a project.

Overview

During the first quarter of 2003, the Company continued its extensive drilling program on the Boka Gold Project in China.  A new co-operative joint venture was also formed to the north and west of Boka in Sichuan Province covering an area totaling approximately 900 square kilometres.

In Peru, the focus of exploration was on the Liam Property, located northwest of the city of Arequipa, to further define the high grade silver mineralization.  Southwestern holds a 100% interest in this Property.

Results of Operations

The consolidated loss for the three month period ended March 31, 2003 was $2,888,000 or $0.17 per share compared with a loss of $2,718,000 or $0.17 per share during the same period in 2002.  During the current period there were increases in general and administrative expenses, foreign exchange losses and losses in equity of affiliated companies.  The increases were mostly offset by lower resource property costs being written off.

General and administrative expenses increased by $212,000 compared to the same quarter of 2002, reflecting higher investor relations costs and corporate expenditures.  Investor relations expense includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

General exploration expense relates to expenditures of a general reconnaissance nature along with some of the costs of maintaining the Company’s foreign exploration offices.  General exploration expense of $398,000 for the period ended March 31, 2003 includes that portion of resource property expenditures which was charged to expense and amounted to $442,000 during the first quarter of 2002.

The Central Zinc Project in Peru was abandoned during the period and a total of $205,000 was written off.  A total of $1,894,000 in resource property costs was written off during the same period in 2002 relating to projects in Peru.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year loss of $383,000 compared to a gain of $1,000 during the same period in 2002 reflects, on average, a stronger Canadian dollar in the first quarter of 2003 in comparison to its US counterpart.

Interest and other income of $73,000 is comprised of interest earned on cash balances and management fees charged to affiliated companies pursuant to administrative services agreements.

The Company recorded a total of $1,284,000 as its equity in the losses of Canabrava Diamond Corporation (“Canabrava ”) and Aurora Platinum Corp. (“Aurora ”) during the three months ended March 31, 2003 compared to $85,000 for the same period in 2002.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital as at March 31, 2003 was $6.6 million compared with $5.0 million as at December 31, 2002.  The increase of $1.6 million is primarily attributed to proceeds of $4.3 million from the exercise of warrants which was partially offset by resource property and capital assets expenditures of $1.1 million and operating expenditures of $1.4 million.

The carrying value of resource properties increased by approximately $900,000 due to expenditures of $950,000 in China and $180,000 in Peru that were partially offset by $205,000 in resource property costs written off as a result of terminating the Central Zinc Project.

Investments declined by $1.3 million resulting from the Company’s portion of equity losses in affiliated companies.  As the Company’s portion of Canabrava’s losses was larger than the book value of its investment in Canabrava, the carrying value is reflected as a zero balance.  The Company continues to hold a significant interest in Canabrava of 34.5%.

During the period ended March 31, 2003, the Company received proceeds of approximately $4,325,000 due to the exercise of approximately 1,028,000 warrants and 105,000 stock options.

In February 2003, the Company entered into an agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development (“Chengdu EGMR ”) covering two areas aggregating approximately 900 square kilometres northwest of the Company’s Boka Gold Project in Yunnan Province.  Under the terms of the agreement, the Company will initially evaluate the areas and form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR.  By contributing US$2 million within the first two years after formation of a Sino-Foreign Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company.  By contributing a further US$1 million in the third year, the Company will earn a further 10% and contributions to the Cooperative Company will be made on a pro rata basis thereafter.  The Company can earn a further 10% by completing a feasibility study on one deposit.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk.  Few properties that are explored are ultimately developed into production.  At present, none of the Company's properties has a known body of commercial ore.  Other risks facing the Company include competition, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities.  The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

The Company expects to focus the majority of its exploration activities in China and Peru and will continue to seek opportunities to form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  In management's view, he Company’s cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

Consolidated Balance Sheets

UNAUDITED ($ in thousands)	March 31, 2003	December 31, 2002

Assets
CURRENT
CASH AND CASH EQUIVALENTS	$ 6,634	$ 4,801
EXPLORATION ADVANCES AND OTHER RECEIVABLES	264	321
NOTE RECEIVABLE (note 2)	-	200
	6,898	5,322

CAPITAL ASSETS (note 3)	449	426
PRESOURCE PROPERTIES (note 4)	13,141	12,241
INVESTMENTS (note 5)	5,153	6,437
NOTE RECEIVABLE (note 2)	200	-
	$ 25,841	$ 24,426

Liabilities
CURRENT
ACCOUNTS PAYABLE AND ACCRUED CHARGES	$ 270	$ 288

Shareholders’ Equity
SHARE CAPITAL (note 7)
ISSUED AND OUTSTANDING
17,022,528 SHARES (2002 – 15,889,996)	85,200	80,879
CONTRIBUTED SURPLUS	122	122
DEFICIT	(59,751)	(56,863)
	25,571	24,138
	$ 25,841	$ 24,426

APPROVED BY THE BOARD

/s/ John G Paterson_

/s/ John J Fleming_

JOHN G PATERSON

JOHN J FLEMING

Consolidated Statements of Loss and Deficit

UNAUDITED ($ in thousands)

THREE MONTHS ENDED MARCH 31	2003	2002
EXPENSES
GENERAL AND ADMINISTRATIVE	$ 680	$ 468
DEPRECIATION	11	18
FOREIGN EXCHANGE LOSS	383	1
GENERAL EXPLORATION	398	442
RESOURCE PROPERTY COSTS WRITTEN OFF (note 4)	205	1,894

LOSS BEFORE UNDERNOTED ITEMS	(1,677)	(2,823)

INTEREST AND OTHER INCOME	73	85
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES (note 5)	-	105
EQUITY IN LOSSES OF AFFILIATED COMPANIES (note 5)	(1,284)	(85)

NET LOSS FOR THE PERIOD	(2,888)	(2,718)

DEFICIT AT BEGINNING OF PERIOD	(56,863)	(43,354)

DEFICIT AT END OF PERIOD	$ (59,751)	$ (46,072)

LOSS PER SHARE	$ (0.17)	$ (0.17)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	16,738,135	15,899,063

Consolidated Statements of Cash Flows

UNAUDITED ($ in thousands)

THREE MONTHS ENDED MARCH 31	2003	2002
Operating Activities	$ (2,888)	$ (2,718)
NET LOSS FOR THE PERIOD
ITEMS NOT INVOLVING CASH
DEPRECIATION	11	18
RESOURCE PROPERTY COSTS WRITTEN OFF	205	1,894
GAIN ON SHARES ISSUED BY AFFILIATED COMPANIES	-	(105)
EQUITY IN LOSSES OF AFFILITED COMPANIES	1,284	85
	(1,388)	(826)
DECREASE IN EXPLORATION ADVANCES AND OTHER RECEIVABLES	13	51
INCREASE (DECREASE) IN ACCOUNTS PAYABLE AND ACCRUED CHARGES	40	(25)
	(1,335)	(800)

INVESTING ACTIVITIES
RESOURCE PROPERTY EXPENDITURES	(1,106)	(376)
ADDITIONS TO CAPITAL ASSETS	(51)	(1)
INCREASE IN INVESTMENTS	-	(48)
	(1,157)	(425)

FINANCING ACTIVITIES
SHARES ISSUED	4,325	-
SHARES PURCHASED	-	(265)
	4,325	(265)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	1,833	(1,490)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	4,801	10,468
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,634	$ 8,978
CASH AND CASH EQUIVALENTS CONSIST OF:
CASH	491	286
SHORT-TERM INVESTMENTS	6,143	8,692

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 6,634	$ 8,978

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited (All tabular amounts are in thousands of dollars)

March 31, 2003.

1. Significant Accounting Policies

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the “Company”) as set out in the audited financial statements for the year ended December 31, 2002.  Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been omitted.  These interim financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Note Receivable

As at March 31, 2003, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation (“Canabrava”), a company related by way of common control, in the amount of $200,000 due January 15, 2005 and bearing interest at a rate of 7% per annum.  Interest of $7,248 has been accrued to date.  In March 2003, the expiry date of the note was extended from September 16, 2003 to January 15, 2005.

3. Capital Assets

		March 31, 2003		December 31, 2002
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

OFFICE AND OTHER EQUIPMENT	$646	$492	$154	$162
COMPUTER EQUIPMENT	664	531	133	136
VEHICLES	541	379	162	128
	$1,851	$1,402	$449	$426

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $17,411.

4. Resource Properties

	March 31, 2003	December 31, 2002

PERU	$10,028	$10,086
ARGENTINA	1,688	1,686
CHINA	1,425	469

	$13,141	$12,241

In February 2003, the Company entered into a letter agreement with Chengdu Institute of Environmental Geology and Mineral Resources Development (“Chengdu EGMR”) covering two areas aggregating approximately 900 square kilometres northwest of the Company’s Boka Gold Project in Yunnan Province.  Under the terms of the agreement, the Company will initially evaluate the areas and form a Sino-Foreign Joint Venture Cooperative Company with Chengdu EGMR.  By contributing US$2 million within the first two years after formation of the Cooperative Company, Southwestern will own 70% and Chengdu EGMR 30% of the Cooperative Company.  By contributing a further US$1 million in the third year, the Company will earn a further 10% and thereafter contributions to the Cooperative Company will be made on a pro rata basis.  The Company can earn a further 10% by completing a feasibility study on one deposit.

During the three month period ended March 31, 2003, the Company terminated the Central Zinc Project in Peru and wrote off exploration expenditures of $205,482.

5. Investments March 31, 2003 Ownership % Carrying Value Quoted Market

Value
Significantly influenced affiliates
AURORA PLATINUM CORP.	16.3	$4,426	$7,602
CANABRAVA DIAMOND CORPORATION	34.5	-	3,212

		4,426	10,814

Other
MAXY OIL & GAS INC.	14.4	410	749
PACIFIC MINERALS INC.	2.8	317	966
		727	1,715
		$5,153	$12,529
			December 31, 2002
	Ownership %	Carrying Value	Quoted Market Value
Significantly influenced affiliates
AURORA PLATINUM CORP.	16.6	$4,431	$12,015
CANABRAVA DIAMOND CORPORATION	34.5	1,279	4,617

		5,710	16,632
Other
MAXY OIL & GAS INC.	14.4	410	1,027
PACIFIC MINERALS INC.	3.0	317	1,627

		$6,437	$19,286

The Company’s portion of Canabrava’s and Aurora Platinum Corp.’s (“Aurora”) losses during the first quarter of 2003 amounted to $1,279,130 and $4,790 respectively.  The recording of the Company’s portion of Canabrava’s losses during the period resulted in the carrying value of the investment being completely eliminated.

As a result of share issuances by Aurora, Canabrava and Maxy Oil and Gas Inc. during the first quarter of 2002, the Company recorded gains on deemed disposition of $69,903 and $101,512, and a loss on deemed disposition of $48,111 respectively.  The Company’s portion of Canabrava’s and Aurora’s losses during the same period was $64,393 and $20,728 respectively.

6. Income Taxes

The Company has future tax assets that have been fully offset by a valuation allowance at

March 31, 2003.

7. Share Capital

a) Authorized 100,000,000 common shares without par value.

b) Issued and outstanding during the period:

	For the three month period ended March 31, 2003

	Number of		Treasury		Number of Shares
	Shares Issued		Shares		Outstanding
	(thousands)	Amount	(thousands)	Amount	(thousands)	Amount

BEGINNING OF PERIOD	16,548	$82,885	658	$2,006	15,890	$80,879
WARRANTS EXERCISED	1,028	3,853	-	-	1,028	3,853
OPTIONS EXERCISED	105	468	-	-	105	468
END OF PERIOD	17,681	$87,206	658	$2,006	17,023	$85,200

	For the three month period ended March 31, 2002

	Number of		Treasury		Number of Shares
	Shares Issued		Shares		Outstanding
	(thousands)	Amount	(thousands)	Amount	(thousands)	Amount

BEGINNING OF PERIOD	16,459	$82,521	487	$1,547	15,972	$80,974
SHARES PURCHASED	-	-	97	245	(97)	(245)
END OF PERIOD	16,459	$82,521	584	$1,792	15,875	$80,729

During the three month period ended March 31, 2002, the Company acquired 97,000 common shares for total consideration of $244,990 pursuant to its current normal course issuer bid.  In April 2003, an additional 73,684 warrants were exercised for proceeds of $276,315.

c) Stock Options

Under the Company’s stock option plan there were 1,523,500 options outstanding at March 31, 2003 with a weighted-average price of $4.15.

	For the three months ended March 31, 2003
	Number of shares (thousands)	Weighted Average Exercise Price

OUTSTANDING AT BEGINNING OF PERIOD	1,629	$4.17

EXERCISED	(105)	$4.44

OUTSTANDING AT END OF PERIOD	1,524	$4.15

EXERCISABLE AT END OF PERIOD	1,074	$4.54

The following table summarizes information about fixed stock options outstanding at

March 31, 2003:

		Options	Outstanding	Options	Exercisable

Exercise Price range		Weighted-Average	Weighted-
	Number of Options	Remaining Years of	Average Exercise	Number of Options	Weighted- Average
	(thousands)	Contractual life	Price	(thousands)	Price

$2.91-$3.80	544	4.6	$3.06	130	$3.55
$3.90-$4.90	330	0.7	$4.06	330	$4.06
$5.00-$10.25	650	1.2	$5.12	614	$5.00
	1,524	2.3	$4.15	1,074	$4.54

8. Related Party Transactions

During the three month period ended March 31, 2003, the Company paid remuneration to directors and officers in the amount of $134,586 (2002 – $116,780).

9. Segmented Information

INDUSTRY INFORMATION

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

GEOGRAPHIC INFORMATION

The Company’s only source of revenue for the three month period ended March 31, 2003 arose from interest earned on corporate cash reserves.  The Company has non-current assets in the following geographic locations:

	March 31, 2003	December 31, 2002
PERU	$10,259	$10,333
CANADA	5,523	6,612
ARGENTINA	1,688	1,686
CHINA	1,473	473
	$18,943	$19,104